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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   April 8, 2008

Veridigm, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-30536	22-3530573
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

27, Old Gloucester Street, London, UK	VC1N 3AX
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code 1-888-646-5677

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)

[ ] Pre-commencement communications pursuant to Rule 13e-14 (c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 4.02   Non-Reliance on Previously Issued Financial Statements or a
                 Related Audit Report or Completed Interim Review.**

In compliance with the requirements placed on the Issuer to provide its 10KSB filing of December 31, 2007, the Board of Directors worked with its new auditor through a review of its prior to (and certified) filed financial statements. On or about April 8, 2008, the Issuer concluded (which was confirmed by the auditor), that the financial statements filed previously were in error and needed to be modified as follows:

> Conversion of Debt
>
> For the Issuer's financial statements for the quarter ended June 30, 2006 and thereafter, the Company determined that the market price used to compute the beneficial conversion feature on debt converted to common stock was incorrect. The prices used were as of the conversation date, not as of the date the option was granted. Based on the corrected market price the amount charged to interest expense due to the beneficial conversion feature needed to be reduced by $18,232,731.

As the Board of Directors has discussed these matters with its independent accountant and thereafter having received a certification from its current independent accountant is now filing herewith revised consolidated financial statements along with an explanation therefore. The Board of Directors makes this filing as it has now determined that this filing more accurately states the financial position of the Issuer. Further, as the Board of Directors is not in possession of any removal of prior certifications of financial statements, the Issuer will not be attending to refilling any prior certified statements.

Item 9.01 Financial Statements and Exhibits

> 99.1   Copy of independent auditor's report and audited financial statements as filed with the SEC on Form 10KSB on April 17, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this to be signed on its behalf by the undersigned hereunto duly authorized.

                            Veridigm, Inc.
                            (Registrant)

Date   July 7, 2008

                            /s/ Gary P. Freeman
                            (Signature)

                            Gary P. Freeman
                            President and CFO

Exhibit Table

99.1　Copy of independent auditor's report and audited financial statements as filed with the SEC on Form 10KSB on April 17, 2008.

Exhibit 99.1

VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
A Development Stage Company

AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Michael F. Albanese, CPA
18 Lisa Court
Parsippany, NJ 07054

TELEPHONE: (201) 406-5733
FACSIMILE: (973) 887-9103

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders
Veridigm, Inc.
17383 Sunset Blvd, Suite B-280,
Pacific Palisades, California 90270

I have audited the accompanying balance sheets of Veridigm, Inc. (a Delaware corporation in the development stage) as of December 31, 2007 and 2006 (restated), and the related statements of operations, stockholders' deficit and cash flows for the years then ended and for the period August 7, 1997 (inception) to December 31, 2007. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Veridigm, Inc. as of December 31, 2007 and 2006 (restated), and the result of its operations and its cash flows for the years then ended and from August 7, 1997 (inception) to December 31, 2007, in conformity with accounting principles general accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company's significant net losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion.


/s/ Michael F. Albanese, CPA
Michael F. Albanese, CPA
Parsippany, New Jersey
Wednesday, April 16, 2008

/s/ Michael f. Albanese, CPA
Michael F. Albanese, CPA
Parsippany, New Jersey
Wednesday, April 16, 2008

VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
(A Development Stage Company)
Balance Sheets

ASSETS

		December 31, 2007		RESTATED December 31, 2006
Current assets:				
Cash	$	--	$	56,205
Property and equipment, net		3,471		5,246
Total Assets	$	3,471	$	61,451

LIABILITIES AND STOCKHOLDERS' DEFICIT

		December 31, 2007		December 31, 2006
Current liabilities:				
Accounts payable	$	758,552	$	559,422
Notes payable - related parties		972,235		923,235
Notes payable		223,862		223,862
Total Current Liabilities		1,954,649		1,706,519
Contingencies				
Stockholders' deficit :				
Preferred stock - Series A; $.0001 par value; authorized -				
10,000,000 shares; issued and outstanding -				
2,142,000 shares in 2007 and 0 in 2006		214		--
Common stock; $.0001 par value; authorized -				
500,000,000 shares; issued and outstanding -				
552,171 shares in 2007 and 68,705,989 in 2006		55		6,871
Additional paid-in capital		11,544,534		8,660,092
Treasury stock, 500 shares at cost		(1,500)		(1,500)
Deficit accumulated during the development stage		(13,494,481)		(10,310,531)
Total Stockholders' (Deficit)		(1,951,178)		(1,645,068)
Total Liabilities and Stockholders' (Deficit)	$	3,471	$	61,451

The accompanying notes are an integral part of these audited financial statements.

VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
(A Development Stage Company)
Statements of Operations

		Year Ended December 31, 2007		**RESTATED** Year Ended December 31, 2006		**RESTATED** Aug. 7, 1997 (Inception) to December 31, 2007
Revenue:						
Sales	$	--	$	--	$	10,840
Cost of sales		--		--		5,662
Gross profit		--		--		5,178
Interest income		--		--		5,257
Total revenue		--		--		10,435
Costs and expenses:						
Depreciation		1,775		300		212,501
Amortization		--		--		4,118
Research and development, related party		--		--		432,256
Officer's compensation		15,000		1,102,506		2,255,826
Impairment of investment in related party		--		--		50,000
Impairment of investment in subsidiaries		--		--		450,000
Loss on disposition of assets		--		--		11,449
SEC litigation settlement		--		--		110,977
Interest expense		114,170		47,613		243,828
Interest expense - beneficial conversion feature		--		2,493,161		2,493,161
General and administrative		3,053,005		805,081		7,240,800
		3,183,950		4,448,661		13,504,916
Net loss	$	(3,183,950)	$	(4,448,661)	$	(13,494,481)
Basic and fully diluted loss per common share	$	(29.49)	$	(80.16)		
Weighted average common shares outstanding		107,969		55,495		
Diluted weighted average shares and equivalent shares outstanding		988,243		55,495		

The accompanying notes are an integral part of these audited financial statements.

VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)

(A Development Stage Company)

Statements of Changes in Stockholders' Equity

For the Period August 7, 1997 (Inception) to December 31, 2007

	Series A Preferred Stock		Common Stock		Additional Paid-in	Treasury Stock		Deficit Accumulated During the Development
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Stage
Balances, August 7, 1997 (inception)	-	$ -	-	$ -	$ -	-	$ -	$ -
Common stock issued for services and costs advanced, valued at $.0001 per share	-	-	2,000,000	200	-	-	-	-
Common stock issued for services, valued at $.15 per share	-	-	200,000	20	29,980	-	-	-
Net loss for the period								(61,404)
Balances, December 31, 1997	-	-	2,200,000	220	29,980	-	-	(61,404)
Sale of common stock ($.4156 per share)	-	-	204,500	20	84,965	-	-	-
Net loss								(95,211)
Balances, December 31, 1998	-	-	2,404,500	240	114,945	-	-	(156,615)
Sale of common stock ($.7622 per share)	-	-	1,098,505	110	837,160	-	-	-
Services contributed by the president of the Company	-	-	-	-	60,000	-	-	-
Common stock issued for services, valued at $.81 per share	-	-	333,333	33	269,967	-	-	-
Net loss								(785,366)
Balances, December 31, 1999	-	-	3,836,338	383	1,282,072	-	-	(941,981)
Sale of common stock ($1.25 per share)	-	-	25,000	3	31,247	-	-	-
Common stock issued for services, valued at $.11 per share	-	-	1,466,667	147	157,353	-	-	-
Common stock issued for services, valued at $.5312 per share	-	-	623,367	62	331,071	-	-	-
Purchase of treasury stock	-	-	-	-	-	500	(1,500)	-
Net loss								(897,368)
Balances, December 31, 2000	-	-	5,951,372	595	1,801,743	500	(1,500)	(1,839,349)

(continued)

The accompanying notes are an integral part of these audited financial statements.

VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
For the Period August 7, 1997 (Inception) to December 31, 2007

	Series A Preferred Stock		Common Stock		Additional Paid-in	Treasury Stock		Deficit Accumulated During the Development
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Stage
Common stock issued for services, valued at $.12 per share	-	-	6,959,708	696	858,080	-	-	-
Sale of common stock ($.017 per share)	-	-	1,087,976	109	17,891	-	-	-
Common stock issued in acquisition of subsidiaries, valued at $.50 per share	-	-	900,000	90	449,910	-	-	-
Net loss								(1,878,498)
Balances, December 31, 2001	-	-	14,899,056	1,490	3,127,624	500	(1,500)	(3,717,847)
Sale of common stock ($.012 per share)	-	-	10,746,826	1,074	122,878	-	-	-
Common stock issued for services, valued at $.03 per share	-	-	32,928,174	3,293	1,123,851	-	-	-
Net loss								(1,857,167)
Balances, December 31, 2002	-	-	2,928,704	293	4,379,917	500	(1,500)	(5,575,014)
Common stock issued for services, valued at $.001 per share	-	-	850,000	85	16,915	-	-	-
Common stock issued as repayment of related party debt valued at $.001 per share	-	-	1,150,000	115	22,885	-	-	-
Net loss								(126,307)
Balances, December 31, 2003	-	-	4,928,704	493	4,419,717	500	(1,500)	(5,701,321)
Common stock issued for services, valued at $.0001 per share	-	-	625,000	63	1,188	-	-	-
Net loss								(105,037)
Balances, December 31, 2004	-	-	5,553,704	555	4,420,905	500	(1,500)	(5,806,358)
Common stock issued for services, valued at $.0001 per share	-	-	625,000	63	1,188	-	-	-
Common stock issued as repayment of debt, valued at $.003 per share	-	-	1,500,000	150	9,650	-	-	-
Common stock retired	-	-	(2,475,819)	(248)	247	-	-	-
Additional shares due to stock split	-	-	6			-	-	-
Net loss								(55,512)
Balances, December 31, 2005	-	-	5,202,891	520	4,431,990	500	(1,500)	(5,861,870)
								(continued)

The accompanying notes are an integral part of these audited financial statements.

VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
(A Development Stage Company)
Statements of Changes in Stockholders' Equity
For the Period August 7, 1997 (Inception) to December 31, 2007

	Series A Preferred Stock		Common Stock		Additional Paid-in	Treasury Stock		Deficit Accumulated During the Development
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Stage
Common stock issued as repayment of debt, valued at $.02 per share	-	-	2,850,000	285	56,715	-	-	-
Common stock issued as repayment of debt, valued at $.019 per share	-	-	37,633,098	3,764	720,522	-	-	-
Beneficial conversion feature **(RESTATED)**	-	-	-	-	2,493,161	-	-	-
Common stock issued in acquisition of eNotes Systems, Inc., valued at $.0001	-	-	20,000,000	2,000	(2,000)	-	-	-
Common stock issued for services, valued at $.30 per share	-	-	1,020,000	102	299,904	-	-	-
Common stock issued for services, valued at $.33 per share	-	-	2,000,000	200	659,800	-	-	-
Net loss								(4,448,661)
Balances, December 31, 2006	-	-	68,705,989	6,871	8,660,092	500	(1,500)	(10,310,531)
Common stock issued for services, valued at $.0075 per share	-	-	378,000,000	37,800	2,797,200	-	-	-
Reverse stock split of 809 to 1 on 1/7/08	-	-	(446,153,818)	(44,616)	44,616			
Preferred stock issued for services, valued at $.02 per share	2,142,000	214	-	-	42,626	-	-	-
Net loss								(3,183,950)
Balances, December 31, 2007	2,142,000	$ 214	552,171	$ 55	$ 11,544,534	500	$ (1,500)	$ (13,494,481)

(concluded)

The accompanying notes are an integral part of these audited financial statements.


VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
(A Development Stage Company)
Statements of Cash Flows


	Year Ended December 31, 2007	**RESTATED** Year Ended December 31, 2006	**RESTATED** Aug. 7, 1997 (Inception) to December 31, 2007
Cash flows from operating activities:			
Net loss	$ (3,183,950)	$ (4,448,661)	$ (13,494,481)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation	1,775	300	212,501
Amortization	--	--	4,118
Preferred stock issued for services	42,840		42,840
Common stock issued for services	2,835,000	960,006	6,649,259
Common stock issued in acquisition of subsidiaries	--	--	450,000
Beneficial conversion feature	--	2,493,161	2,493,161
Common stock issued to an officer in payment of debt	--	--	23,000
Notes issued for payment of expenses	--	--	47,530
Write-down of lost inventory	--	--	204,338
Write off uncollectible accounts	--	--	10,840
Loss on disposition of assets	--	--	11,449
Changes in assets and liabilities			
Increase in accounts receivable	--	--	(10,840)
(Increase) decrease in inventory	--	--	(204,338)
Increase in accounts payable	199,130	103,618	794,351
Net cash used in operating activities	(105,205)	(891,576)	(2,766,272)
Cash flows from investing activities:			
Payments on notes receivable	--	--	(1,200)
Repayments of notes receivable	--	--	1,200
Organization costs	--	--	(368)
Purchases of property and equipment	--	(5,546)	(226,171)
Acquisition of patent rights	--	--	(5,000)
Net cash used in investing activities	--	(5,546)	(231,539)
Cash flows from financing activities:			
Proceeds from short-term debt	--	30,075	358,224
Repayment of short-term debt	--	--	(63,348)
Increase in amounts due to an officer/stockholder	49,000	923,235	1,608,978
Purchase of treasury stock	--	--	(1,500)
Proceeds from sale of common stock	--	--	1,095,457
Net cash provided by financing activities	49,000	953,310	2,997,811
Net increase (decrease) in cash	(56,205)	56,188	--
Cash at beginning of year	56,205	17	--
Cash at end of year	$ --	$ 56,205	$ --


(continued)



The accompanying notes are an integral part of these audited financial statements.

8


VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
(A Development Stage Company)
Statements of Cash Flows

	Year Ended December 31, 2007	**RESTATED** Year Ended December 31, 2006	**RESTATED** Aug. 7, 1997 (Inception) to December 31, 2007
Supplemental Cash Flow Information:			
Taxes paid	--	--	
Interest paid	--	--	
Short-term debt converted to stock	--	144,543	
Officer loans converted to common stock	--	636,743	
Accrued interest on loans converted to common stock	--	(35,799)	
Software distribution agreement costs advanced	--		
by stockholder	--	(108,368)	

(concluded)

The accompanying notes are an integral part of these audited financial statements.

Note 1 - Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

The financial statements presented are those of Veridigm, Inc., (formerly eNotes Systems, Inc. and TotalMed, Inc.) a development stage company (the "Company"). The Company was incorporated under the laws of the State of Delaware on August 7, 1997. The Company is presently not involved in a business activity and is seeking a merger candidate. The Company has abandoned its business plan as a developer of online gaming software.

The Company has limited operations and in accordance with Statement of Financial Accounting Standards No. 7 (SFAS #7), the Company is considered a development stage company.

Merger Transaction

The Company entered into a Stock Purchase Agreement on April 28, 2006 to acquire all of the issued and outstanding shares of eNotes Systems, Inc. a Florida corporation, from its selling shareholders in exchange for 20,000,000 shares of restricted common stock of the Company. Subsequent to the merger, the Company changed its name to eNotes Systems, Inc. The management of the Company resigned from their positions and the management of Veridigm, Inc. was appointed as the new management of the Company.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include checking and money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Fair Value of Financial Instruments

The fair value of the Company's notes payable to related parties is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

Property and Equipment and Depreciation

Property and equipment are stated at cost. Depreciation for both financial reporting and income tax purposes is computed using combinations of the straight line and accelerated methods over the estimated lives of the respective assets. During the year ended December 31, 2006, the Company purchased computer equipment totaling $5,546. Computer equipment is depreciated over 5 years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss is credited or charged to income.

Depreciation expense of $1,775 and $300 was charged to operations for the years ended December 31, 2007 and 2006, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Loss Per Share

Basic earnings (loss) per share ("EPS") of common stock is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the amount of net income (loss) for the period available to each share of common stock outstanding during the reporting period, giving effect to all potentially dilutive shares of common stock from the potential exercise of stock options and warrants and conversions of convertible preferred stocks.

Note 2 - Stockholders' Deficit

Common Stock

On January 7, 2008 there was a reverse stock split of the common stock of the Company on a basis of 809 to 1 with shareholders of record as of December 18, 2007. The number of common shares outstanding as a result of the reverse stock split was 552,171.

On December 14, 2007, the Company issued 378,000,000 pre-split common shares to officers for services provided to the Company, valued at $.0075 per share.

During the year ended December 31, 2006, notes payable to former officers of the Company totaling $745,487 plus accrued interest of $35,799 were converted to 40,483,098 shares of common stock, valued at $.019 per share. The Company issued 3,020,000 shares of common stock to officers for services, 1,020,000 shares of which were valued at $.30 per share and 2,000,000 shares which were valued at $.33 per share.

Two former directors of the company returned 49,516,387 shares of stock to the company on February 1, 2005. On May 11, 2005 there was a reverse stock split of the common stock of the Company on the basis of one share for each 20 shares outstanding with shareholders of record as of March 1, 2005. The number of common shares outstanding as a result of the reverse stock split was 5,202,890. The December 31, 2004 common stock and additional paid in capital balances were restated to reflect the reverse stock split.

On March 1, 2005, prior to the reverse stock split, the loan balance payable to Public Entity Acquisition Corp. ("PEACE") of $9,800 was converted to 30,000,000 shares of common stock of the Company, valued at $.0003 per share.

Dividends may be paid on outstanding shares as declared by the Board of Directors from time to time. Each share of common stock is entitled to one vote.

Stock Options

At December 31, 2001 the Company reserved and granted 800,000 shares of common stock for issuance in connection with the stock option plan at an exercise price of $.50 per share. No options have been exercised as of December 31, 2007.

Preferred Stock

The Company has designated 10,000,000 shares as Series A Preferred Stock. The Series A Preferred Stock is not redeemable and is convertible, at the option of the holder, to common stock at a rate of ten to one.

On December 17, 2007, the Company issued 1,342,000 shares of Series A Preferred Stock to a company owned by a director of the Company for services, valued at $.02 per share, and 800,000 shares to a consultant, valued at $.02 per share.

Note 3 – Debt to Stock Conversion

In association with the merger transaction entered into with Veridigm, Inc., the Company converted loans payable including accrued interest that were due to the founding officers of the Company to 37,633,098 shares of common stock that were issued to the former management of the Company (TotalMed, Inc.) as well as to the new management of the Company and their designees, during the three months ended June 30, 2006. A beneficial conversion feature existed, as the fair market value of the shares exceeded the conversion rate of $.019 as defined by Emerging Issues Task Force No. 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" ("EITF 98-5") and No. 00-27 "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). The excess of the fair market value over the conversion rate applied to the number of common shares issued resulted in a charge to interest expense, and increase to net loss of $2,493,161, with the same amount allocated to additional paid-in capital, thereby having no effect on total stockholders' equity.

Note 4 - Income Taxes

There is no provision for income taxes since the Company has incurred net operating losses. At December 31, 2007, the Company has net operating loss carryforwards which may be available to offset future taxable income through 2027 in the amount of $10,450,363. A deferred tax asset has not been recorded for the net operating loss carryforwards due to uncertainties as to the ultimate realization of the deferred tax asset. The tax returns of the Company have not been filed.

Note 5 – Notes Payable

Notes payable totaling $223,862 at December 31, 2007 and 2006 consisted of the following:

Line of credit with Fleet Bank in the amount of $107,645, unsecured, guaranteed by the president of the Company, interest at 2.75% above prime, monthly payments equal to 2% of principal balance, was due November 2001. The Company is in default with respect to the terms of this note. Legal action has been taken by the bank as of the date of this report.

SBA note payable in the amount of $6,492 to Habib American Bank, unsecured, interest at 2.75% above prime, payable at $1,604 per month including interest, was due September 1, 2002.

A demand note payable in the amount of $30,000 to an individual, unsecured, with interest at 8%, due August 12, 2003. The Company is in default with respect to the terms of this note. No legal action has been taken by the noteholder as of the date of this report.

A demand note payable in the amount of $25,000 to an individual, unsecured, with interest at 6%, due March 24, 2005. The Company is in default with respect to the terms of this note. No legal action has been taken by the noteholder as of the date of this report.

A demand note payable in the amount of $10,000 to an individual, unsecured, with interest at 6%, due March 24, 2005. The Company is in default with respect to the terms of this note. No legal action has been taken by the noteholder as of the date of this report.

Five demand notes payable totaling $19,725 to Public Entity Acquisition Corp. ("PEACE"), unsecured, with interest at 6%, due at various dates in 2006. The Company is in default with respect to the terms of this note. No legal action has been taken by the noteholder as of the date of this report.

A demand note payable in the amount of $25,000 to an individual, unsecured, with no interest, due February 10, 2007. The Company is in default with respect to the terms of this note. No legal action has been taken by the noteholder as of the date of this report.

Interest expense on notes payable of $19,147 and $20,426 was charged to operations for the years ended December 31, 2007 and 2006, respectively.

Note 6 - Going Concern

The Company's consolidated financial statements have been prepared in conformity with principles of accounting applicable to a going concern. These principles contemplate the realization of assets and liquidation of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has incurred significant net losses and as of December 31, 2007, reflects a deficit accumulated during the development stage of $13,494,481. The Company has not commenced its planned principal operations. The Company's continued existence is dependent on its ability to generate sufficient cash flow or raise additional capital to meet its obligations on a timely basis. The Company has been exploring sources to obtain additional equity or debt financing. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Accordingly, the Company's continuation as a going concern is in substantial doubt and the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence.

Note 7 – Litigation

On October 3, 2007, the Company, as well as one officer was named as a co-defendant in a lawsuit initiated by Bryce V. Geoffrey ("Geoffrey") in the Supreme Court of British Columbia. Geoffrey's claim is for payment of the sum of $55,653.13 for past legal services provided to the Company, plus interest thereon and costs. The Company has filed a Statement of Defense, however management believes the likelihood it will not succeed is probable. Accordingly, a liability of $55,653.13 has been accrued in the financial statements.

During the year ended December 31, 2006, the Company advanced $118,750 to TotalMed Systems, Inc. ("TSI") under a software distribution agreement, payment of which was made directly by a stockholder to whom a promissory note was issued. Services were not consummated by TSI and a Release and Settlement Agreement was entered into, whereby the Company was to receive a refund of $108,368 by August 31, 2006. The Company has not received such refund as of the date of this report and has commenced a lawsuit against TSI, demanding TSI to return the deposit of $108,368. Management cannot speculate whether the Company will be successful in recovering the refund in full, and has accordingly charged the deposit of $108,368 to operations.

The Company was served with a summons and complaint for failure to pay the monthly payments on its line of credit with Fleet National Bank. Pursuant to the lawsuit, the Company would be liable to Fleet National Bank for the outstanding principal balance of $107,645 plus attorney's fees. Management has indicated its intentions to defend the action and will repay the principal balance in monthly installments upon receipt of capital contributions from investors.

On April 8, 2002 the Securities and Exchange Commission filed a complaint alleging that a registration statement and amendments, filed with the Commission by the Company in December 2001, January 2002 and March 2002, and signed by the president of the Company, Daniel E. Charboneau, contained material misrepresentations and omissions. On January 6, 2004, a United States District Judge from the District of Columbia entered a default judgment against the Company restraining the Company from further violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 13a-13 of the Securities Exchange Act of 1934 and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. As part of this order the Court also ordered penalties and interest in the amount of $110,977.

Note 8 - Related Party Transactions

Notes Payable

A stockholder made loans to and paid expenses on behalf of the Company and issued promissory notes totaling $948,235 and $923,235 as of December 31, 2007 and 2006, respectively. The notes bear interest at a rate of 10% and are payable in one year from the dates of issuance. Interest expense on the notes payable was $94,748 and $27,187 for the years ended December 31, 2007 and 2006, respectively.

On December 5, 2007, a company owned by a director of the Company issued a promissory note for a loan of $24,000 to cover operating expenses. The note bears interest at a rate of 15.5% and is due on February 1, 2008. Interest expense of $275 was charged to operations for the year ended December 31, 2007.

Note 9- Consulting Agreements

On December 10, 2007, The Company entered into a consulting agreement with 0718806 BC Ltd. (the "Consultant"), a Canadian corporation owned by A.J. Jamani, the chairman of the board of directors of the Company. The duties of the Consultant are to provide the Company with financial planning, business development, equity capital structure reorganization, and overall corporate strategy reorganization. In consideration of the consulting agreement, the Company issued 1,342,000 shares of Series A preferred stock to the Consultant that includes voting rights giving the Consultant 49% voting control of the Company. The Consultant also designated the Company to issue 400,000 shares of Series A preferred stock to Aiden Demographics Inc and 400,000 shares of series A preferred stock to Icon Research Inc. The consulting agreement is effective for 12 months and either party may terminate the agreement at any time for any reason upon 30 days' prior written notice.

Note 10 – Development and Joint Venture Agreement

On August 22, 2006, the Company entered into an agreement with Jump Communications, Inc. ("Jump") whereby certain services and products would be designed, developed and provided by Jump for the joint venture that was established pursuant to the agreement. Jump has the exclusive rights in perpetuity to certain intellectual property relating to video compression and telephony network switch management that enables the delivery between distant end points of full motion video and data using a variety of delivery media and transmission formats (collectively the "Jump System"). These technologies are currently marketed by Jump as the "Jump System". The Company was required to pay to Jump $250,000 on the first day of each calendar quarter to ensure the exclusive right and license to use the Jump System technology. The Company was to make the $250,000 payment each quarter for two years, at which time, if the joint venture had achieved certain targeted annualized revenues, the payment obligation was to cease; provided; however, if revenues did not meet or fell below such threshold as determined each quarter, the payments would continue or resume, as the case may be. Ownership of intellectual property in the products and services developed for the Company and the joint venture by Jump was to be solely and exclusively owned by Jump.

As of the date of this report, the Company has abandoned the project and management has indicated that the Company is not subject to any further liabilities resulting from the agreement.

A licensing fee of $50,000 and $250,000 was charged to operations for the years ended December 31, 2007 and 2006, respectively.

Note 11 – Commitments and Contingencies

The Company provides accruals for all direct costs associated with the estimated resolution of contingencies at the earliest date at which it is deemed probable that a liability has been incurred and the amount of such liability can be reasonably estimated.

Note 12 – Subsequent Events

On February 14, 2008, the Company entered into a definitive agreement with Dinostar Inc. ("Dinostar"), a Nevada corporation, whereby the Company acquired Dinostar as a wholly owned subsidiary. The Company received 100% of Dinostar's issued and outstanding common shares of 35,000,000 in exchange for 5,000,000 shares of the Company's common stock.

VERIDIGM, INC.
(FORMERLY ENOTES SYSTEMS, INC.)
(FORMERLY TOTALMED, INC. AND SUBSIDIARIES)
(A Development Stage Company)
Notes to Financial Statements

On March 26, 2008, the Company entered into a plan of acquisition with Winevin International Inc. ("Winevin"), a Nevada corporation, whereby the Company will acquire Winevin as a wholly owned subsidiary. The Company will receive 100% of Winevin's issued and outstanding common shares of 7,363,000 in exchange for 1,564,384 shares of the Company's common stock.

On March 12, 2008, the Company declared a dividend of 18.5% on all issued and outstanding common shares payable ex dividend date May 23, 2008.

Note 13 – Restatement of Financial Statements

Subsequent to the issuance of the Company's financial statements for the quarter ended June 30, 2006, the Company determined that the market price used to compute the beneficial conversion feature on debt converted to common stock was incorrect. The prices used were as of the conversation date, not as of the date the option was granted. Based on the corrected market price the amount charged to interest expense due to the beneficial conversion feature has been reduced by $18,232,731. The additional paid in capital has been reduced by the same amount. The following summarizes the effect of the restatement:

	Quarter Ended June 30, 2006	Year Ended December 31, 2006
Additional paid-in capital		
Previously Reported	$ 25,953,615	$ 26,892,823
Restated	7,720,884	8,660,092
Change	$ 18,232,731	$ 18,232,731
Deficit accumulated during the development stage		
Previously Reported	$(26,599,518)	$(28,543,262)
Restated	(8,366,787)	(10,310,531)
Change	$ 18,232,731	$ 18,232,731
Interest expense - beneficial conversion feature		
Previously Reported	$ 20,725,892	$ 20,725,892
Restated	2,493,161	2,493,161
Change	$ 18,232,731	$ 18,232,731
Net loss		
Previously Reported	$(20,726,569)	$(22,681,392)
Restated	(2,493,838)	(4,448,661)
Change	$ 18,232,731	$ 18,232,731
Basic loss per common share		
Previously Reported	$ (1.03)	$ (0.51)
Restated	(0.07)	(0.10)
Change	$ 0.96	$ 0.41